FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
 (Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Quilmes Industrial (Quinsa), S.A., Announces Final Results of ‘Dutch Auction’ Tender Offer to Repurchase Its Class B Shares”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: September 22, 2004	By:	/s/ Agustin Garcia Mansilla

		Name:	Agustin Garcia Mansilla
		Title:	Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:
Francis Cressall
Quilmes Industrial (Quinsa), S.A.
+5411-4349-1846

QUILMES INDUSTRIAL (QUINSA), S.A., ANNOUNCES FINAL
RESULTS OF “DUTCH AUCTION” TENDER OFFER TO REPURCHASE
ITS CLASS B SHARES

LUXEMBOURG – September 22, 2004 – Quilmes Industrial (Quinsa), S.A. (NYSE: LQU) (“Quinsa” or the “Company”), today announced the final results of its modified “Dutch Auction” offer to repurchase up to 8,400,000 of its Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)). The offer expired at 10:00 a.m., New York City time, which is 4:00 p.m. Luxembourg time, on Thursday, September 16, 2004.

Based on the final count by the ADS tender agent and the share tender agent for the offer, 14,924,953 Class B shares (including 14,567,752 Class B shares held as ADSs) were properly tendered and not withdrawn at or below $9.50 per share (or $19 per ADS). Quinsa exercised its right to purchase up to an additional 2% of its outstanding Class B shares without extending the offer, and has accepted for purchase and will promptly pay for 9,584,689 Class B shares (including those held as ADSs that were accepted for purchase) at a purchase price of $9.50 per share (or $19 per ADS). Based on the final count by the ADS tender agent and the share tender agent, Quinsa has determined that the final proration factor is 64.21922%. Following purchase of the 9,584,689 Class B shares (including those held as ADSs) pursuant to the offer, Quinsa will have approximately 49,649,780 Class B shares (including those held as ADSs) issued and outstanding. The dealer manager for the tender offer was UBS Securities LLC.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 87.6 percent of Quilmes International (Bermuda) Ltd. (“QIB”). The remaining stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s ADSs, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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